

February 18, 2010

Mail Stop 4631

<u>Via U.S. mail</u>

Mr. Kenneth F. Khoury
Executive Vice President, General Counsel and Secretary
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, GA 30328

> **RE: Beazer Homes USA, Inc.**
> **Registration Statement on Form S-4 Amendment No.1**
> **Filed on February 9, 2010**
> **File No.: 333-164459**

Dear Mr. Khoury:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering the new 12% Senior Secured notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations

contained in the Morgan Stanley and Sherman & Sterling no-action letters.

2. We note that you have included in the amended filing a new expiration date and time. Please revise all of your exhibits (99) to reflect the new expiration date and time.

Expiration Date; Extensions; Amendment, page 32

3. Please advise us as to how oral notice of any extension termination or amendment is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Conditions, page 36

4. An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to avoid the reference to "threatened" actions, as it is unclear how this could be objectively determined.

Exhibits and Financial Statement Schedule, page II-10

5. We note that you refer to the "Form of Indenture" (Exhibit 4.1) and the "Form of Registration Rights Agreement" (Exhibit 4.3) even though these are final, fully executed documents. Please revise your disclosure accordingly.

6. We note that with the exception of Schedule I, you have not filed any of the exhibits and schedules to the Amended and Restated Credit Agreement, dated August 5, 2009 (Exhibit 10.32). Please file a complete copy of this agreement with your next amendment.

7. Please revise footnote (6) to refer to the Form 8-K as filed on September 16, 2009 rather than filed on September 11, 2009, which is the date of the report.

Exhibit 5.7 – Opinion of Greenbaum, Rowe, Smith & Davis LLP

8. Please have counsel revise the last paragraph of the legal opinion to remove the improper limitations on its reliance and clearly state whether the law firm of Troutman Sanders may rely on this opinion for purposes of the opinion filed as Exhibit 5.1. In addition, please have counsel consent to it being named in the registration statement.

Exhibit 5.8 – Opinion of Walsh, Colucci, Lubeley, Emrich & Walsh P.C.

9. Please have counsel remove the last sentence in the last paragraph of its legal opinion.

Exhibit 99.1 – Letter of Transmittal

10. Please delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has "read" all of the terms of the exchange offer.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

      Sincerely,

      Pamela A. Long
      Assistant Director

cc: **Via Facsimile at (404) 962-6742**
    William C. Smith III, Esq.
    Patrick Macken, Esq.
    Troutman Sanders LLP